UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36715

NEVRO CORP.*

(Exact name of registrant as specified in its charter)

c/o Globus Medical, Inc.

2560 General Armistead Avenue,

Audubon, PA 19403

(610) 930-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On April 3, 2025, Nevro Corp., a Delaware corporation (“Nevro”), completed the previously announced merger of Palmer Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Globus Medical, Inc., a Delaware corporation (“Globus”), with and into Nevro (the “Merger”), with Nevro surviving the Merger as a wholly owned subsidiary of Globus. The Merger was effectuated pursuant to the Agreement and Plan of Merger, dated as of February 6, 2025, by and among Globus, Merger Sub and Nevro.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nevro Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 14, 2025	NEVRO CORP.

	By:	/s/ Keith Pfeil
	Name:	Keith Pfeil
	Title:	Chief Operating Officer and Chief Financial Officer